BANK OF THE CAROLINAS CORPORATION

135 Boxwood Village Drive

Mocksville, North Carolina 27028

November 30, 2012

VIA EDGAR AND U.S. MAIL

Mr. John P. Nolan

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 4470

Washington, DC 20549

Re:	Bank of the Carolinas Corporation, Mocksville, North Carolina
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012
Response dated November 6, 2012
File No. 000-52195

Dear Mr. Nolan:

We are writing in response to the additional comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated November 9, 2012, regarding the above-referenced filings of Bank of the Carolinas Corporation, Mocksville, North Carolina (the “Company”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”). The responses below are intended to supplement our letter dated November 6, 2012, and should read in conjunction with the responses contained in our letter dated November 6, 2012.

For convenience, we have reproduced the comment contained in your letter dated November 9, 2012, below and included our response following the comment. All capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the filing noted above. Because the Company has no material operations and conducts no business on its own other than owning its subsidiaries, the discussion contained in this letter concerns primarily the business of the Company’s wholly owned subsidiary, Bank of the Carolinas. For ease of reading and because the financial statements are presented on a consolidated basis, the Company and Bank of the Carolinas are collectively referred to herein as the “Company,” “we,” “our,” or “us,” unless otherwise noted.

United States Securities and Exchange Commission

November 30, 2012

Form 10-K

Provision for Loan Losses, page 36

1.	Please refer to your response to comment 1 of our October 23, 2012 letter and address the following:

•	Explain to us whether the $11.4 million in loans transferred to OREO represents fair value at the date of transfer or book value prior to transfer.

Response:

The $11.4 million in loans transferred to OREO represents fair value at the date of transfer.

•	Tell us the amount charged to the allowance for these loans prior to transfer as a result of fair valuing them prior to transfer.

Response:

There was $5.3 million charged to the allowance for the loans referenced above prior to transfer to OREO.

•	Tell us how you considered disposal cost when determining the amount to transfer to OREO.

Response:

Disposal cost is considered in the Special Assets Department’s (SAD) FAS 114 calculation. The disposal costs considered include potential discount for liquidation, prior liens, taxes, sales commission, and closing expenses.

•	Explain to us why there are in excess of $5 million in valuation allowances and operating costs for OREO in 2011 since you are able to recover approximately 89% of the transferred balances upon sale.

Response:

There were valuation allowances of approximately $3.1 million that were related to OREO property added in 2010 and 2009, in which a current appraisal was received in 2011. A new fair value calculation was performed and resulted in valuation allowances. The Company managed approximately 152 OREO properties in 2011 that ranged from a golf course, restaurants, and 1-4 family residential housing. The costs related to paying delinquent taxes, appraisals,

United States Securities and Exchange Commission

November 30, 2012

managing, and repairing these properties consumes the remaining operating costs questioned above.

•

Provide us a roll-forward of OREO for the periods ended 2011, 2010, and 2009. Include beginning balance, additions from transfers in, valuation adjustments, gross sales, gross losses, gross gains, and ending balance.

Response:

OREO Rollforward

As Dated

	12/31/2011	12/31/2010	12/31/2009
Beginning Balance	$8,314	$8,233	$5,622
Additions from Transfers In	11,435	4,180	5,437
Valuation Adjustments	(3,449)	(1,294)	(1,483)
Gross Sales	(6,113)	(2,650)	(1,244)
Gross Gains (Losses)	(748)	(155)	(99)

Ending Balance	$9,439	$8,314	$8,233

•	Tell us in greater detail how your prior and current policies for transferring these loans each comply with ASC 310-10.

Response:

In April 2011, SAD was formed to provide expertise in OREO properties. Prior to SAD, when a property was in foreclosure, the balance of the loan was moved to OREO. Although the Company had a high balance of OREO in 2010 and 2009, the Company did not have the personnel with the expertise or capability of managing and evaluating the OREO properties. Losses on the OREO property were taken when the property sold; therefore, the chargeoff never became a part of the loss history.

Now, SAD obtains updated fair values and prepares a FAS 114 impairment analysis, which includes disposal costs, when there is any indication the loan is problematic. The impairment is charged to loan loss reserve and becomes part of the loan loss history. There is also an annual review of these loans to ensure proper fair value is recognized.

United States Securities and Exchange Commission

November 30, 2012

•	Tell us in greater detail how your April 2011 change in policy resulted in $16 million in net charge-offs in 2011.

Response:

In April 2011, SAD was formed to provide expertise in the areas of problems loans and OREO properties. The Company had lacked expertise in these areas and formed a department of five personnel to handle non-performing assets. Due to the lack of attention, immediate problems were identified. Of the $16 million in net chargeoffs, $12.4 million was related to 18 large commercial relationships. Ultimately, these commercial properties were sold during the foreclosure process or were transferred to OREO. Due to the downturn in the local economy during the last three years, real estate values in our markets were at an all-time low.

In connection with the above response, the Company acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping the Company to enhance the quality of the disclosure contained in its filings under the Exchange Act.

Please feel free to contact me at (336) 940-4433 if you have questions or concerns.

Respectfully yours,

/s/ Megan W. Patton
Megan W. Patton
Vice President and Principal Financial Officer

cc:	Turlington and Company, L.L.P.
Gaeta & Eveson, P.A.